Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

5 Year Callable Barrier Securities Linked to SPXFP

Preliminary Terms

This summary of terms is not complete and should be read with the preliminary pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500 Futures Excess Return Index (ticker: “SPXFP”)
Pricing date:	October 27, 2026
Valuation date:	October 27, 2031
Maturity date:	October 30, 2031
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	At least 240.00%*
Final barrier value:	60.00% of the initial underlying value
Redemption:	We may call the securities, in whole and not in part, for mandatory redemption on any potential redemption date upon not less than three business days' notice
Premium:	18.00% per annum
Potential redemption dates:	Annually on valuation dates
CUSIP / ISIN:	17334DSG8 / US17334DSG87
Initial underlying value:	The closing value on the pricing date
Final underlying value:	The closing value on the valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Payment at maturity:

•If the final underlying value is greater than the initial underlying value: $1,000 + the return amount

•If the final underlying value is less than or equal to the initial underlying value but greater than or equal to the final barrier value: $1,000

•If the final underlying value is less than the final barrier value: $1,000 + ($1,000 × the underlying return)

If the securities are not redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Stated principal amount:	$1,000 per security
Preliminary pricing supplement:	Preliminary Pricing Supplement dated October 1, 2026

* The actual upside participation rate will be determined on the pricing date.

** The hypotheticals assume that the upside participation rate will be set at the lowest value indicated in this offering summary.

*** Assumes the securities have not been previously redeemed on any interim valuation date

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Hypothetical Payment per Security Upon Redemption

Potential Redemption Date	Premium	Hypothetical Redemption Amount
November 1, 2027	18.00%	$1,180.00
November 1, 2028	36.00%	$1,360.00
November 1, 2029	54.00%	$1,540.00
October 31, 2030	72.00%	$1,720.00

If we do not elect to redeem the securities prior to maturity, then you will not have an opportunity to receive the premium.

Hypothetical Payment at Maturity per Security**

◼ The Underlying	◼ The Securities

	Hypothetical Underlying Return on Valuation Date	Hypothetical Security Return	Hypothetical Payment at Maturity
	50.00%	120.00%	$2,200.00
C	25.00%	60.00%	$1,600.00
	5.00%	12.00%	$1,120.00
	0.00%	0.00%	$1,000.00
	-20.00%	0.00%	$1,000.00
B	-25.00%	0.00%	$1,000.00
	-40.00%	0.00%	$1,000.00
	-40.01%	-40.01%	$599.90
A	-50.00%	-50.00%	$500.00
	-100.00%	-100.00%	$0.00

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-293732 and 333-293732-02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.

Selected Risk Considerations

•You may lose a significant portion or all of your investment. If we do not redeem the securities prior to maturity, your payment at maturity will depend on the final underlying value. If the final underlying value is less than the final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the underlying has declined from the initial underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•The securities do not pay interest.

•We may redeem the securities at our option prior to maturity, which would result in your losing the opportunity to participate in any appreciation of the underlying at maturity.

•You will not receive dividends or have any other rights with respect to the underlying.

•Your payment at maturity depends on the closing value of the underlying on a single day.

•The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•The underlying is expected to underperform the total return performance of the S&P 500® Index because the performance of the underlying is expected to be reduced by an implicit financing cost, and any increase in this cost will adversely affect the performance of the securities.

•The calculation agent may make determinations in connection with a material modification event and the early redemption amount that could adversely affect your return upon early redemption.

•The issuer and its affiliates may have conflicts of interest with you.

•The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.